Sierra Resource Group, Inc.

9550 S. Eastern Avenue, Suite 253

Las Vegas, Nevada 89123

Via Edgar

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:	Sierra Resource Group, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 4, 2012

File No. 000-25301

Dear Mr. Reynolds:

Below are our responses to the comments in your letter of October 22, 2012 regarding the subject filing (the “Comment Letter”).

On March 3, 2012, the Sierra Resource Group Inc. (the “Company”) accepted, among other things, a specific requirement obligating the Company to increase the number of its authorized shares of capital stock to one billion shares, in a Secured Convertible Promissory Note made in favor of Grand View Ventures LLC (“Grand View”). In addition, the Company has a number of other agreements and/or promissory notes that require the Company to maintain a reserve of authorized but unissued shares, with which the Company is not currently in compliance.

For purposes of efficiency and economy, the Company included approval of its incentive stock plan in its 14C, along with the increase in its authorized shares, needed to comply with contractual requirements. In order to focus on and expedite compliance with its contractual requirements, the Company has determined to delay approval of its incentive stock plan at this time. The Company will submit the information requested by the Staff in the Comment Letter, either in a subsequent 14C Information Statement or in its 14A Proxy Solicitation in connection with the Company’s annual meeting.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

1. We note your proposal to adopt the 2012 Incentive Stock Plan. Please revise your Schedule 14C to include the information required by Item 402 of Regulation S-K. See Item 8(b) of Schedule 14A.

Having withdrawn its proposal to adopt the 2012 Incentive Stock Plan, the Company is no longer required to provide the requested information; however, the Company plans to provide such information, either in a subsequent 14C Information Statement or in its 14A Proxy Solicitation in connection with the Company’s annual meeting.

Security and Exchange Commission

November 9, 2012

2. We note that you are party to several convertible promissory notes with various entities including Asher Enterprises Inc., Grand View Ventures LLC, the Oak Street Trust, and Shadow Capital LLC. We also note the disclosure on pages 18 and 19 of your most recent Form 10-Q that at various times during 2011 and 2012 several of these entities and others were issued shares in exchange for conversion of notes payable. Given this, please revise your beneficial ownership table to properly reflect the interest of each entity which has beneficial ownership of more than 5% of any class of your securities. Please note that an entity shall generally be deemed to be the beneficial owners of a security, if such entity has the right to acquire beneficial ownership of such security within sixty days. See Exchange Act Rule 13d-3(d)(1). Alternatively, please tell us why these entities should not be deemed beneficial owners of your shares or otherwise not included in your beneficial ownership table.

With respect to Asher Enterprises Inc. (“Asher”), we have been informed by Asher that our stock into which they have converted their debt is pre-sold, pursuant to Rule 230.144(f)(3)(ii) in a manner that precludes Asher from retaining beneficial ownership of more than 5% of our Class A Common Stock. We have also instructed our transfer agent to monitoring issuances of stock Asher to ensure that beneficial ownership remains below 5%.

With respect to Grand View Ventures LLC, the Oak Street Trust, and Shadow Capital LLC, we have reviewed their beneficial ownership of our securities and their rights to acquire beneficial ownership of such securities within sixty days. Based on our review, we have determined that none of these entities have acquired beneficial ownership of 5% or more of any class of our securities.

3. We note that the actions described in your Schedule 14C, including an amendment to your Articles of Incorporation increasing the shares of authorized common stock from 460,000,000 to 990,000,000, were approved by 51.60% of your outstanding shares including 1,000,000 shares of your Series A Preferred Stock and 10,106,000 shares of your Class A Common Stock. We also note the disclosure in your Form 10-K/A filed on June 20, 2012 that shareholder approval for the previous amendment seeking to increase your authorized shares had inadvertently not been obtained in compliance with Nevada law. Given this, it is not evident that the amendment to your Articles of Incorporation does not require a shareholder vote and a related proxy statement submitted on Schedule 14A. In order to clarify, please provide revisions to your document which explain the history of the amendment to your Articles of Incorporation. In particular, please address why the approval of your previous amendment did not comply with Nevada law. Also, please revise to explain the circumstances surrounding the issuance of your Series A Preferred Shares and the reason these shares were issued. We may have further comment.

On December 28, 2011 our Board of Directors authorized the designation of our Series A Preferred Stock, consisting of 1,000,000 shares par value $0.001 per share (the “Preferred Stock”), in order to provide compensation to our chairman and chief executive officer for their ongoing services, in lieu of cash compensation required by their employment agreements, effective January 1, 2012. The employment agreements are attached as Exhibits 5.02 and 5.03 to our Current Report on SEC Form 8-K filed on February 28, 2012.

Instead of filing our Certificate of Designation with the Nevada Secretary of State to authorize the new series of Preferred Stock in accordance with N.R.S §78.390, on January 11, 2012, we inadvertently filed the Original Amendment instead. Because the Certificate of Designation was not filed, the voting power of the Series A Preferred Stock should not have been included in the vote count authorizing the

Security and Exchange Commission

November 9, 2012

amendment to our Articles of Incorporation. The Certificate of Designation became effective upon filing on February 9, 2012 with the Nevada Secretary of State. When the errors were later discovered, the Preferred Shares were then properly issued to our chairman and our chief executive officer pursuant to our board’s authorization and direction on December 28, 2011. Therefore, when the Majority Stockholders took the action by written consent to increase our authorized shares to comply with contractual requirements on September 7, 2012, the holders of the Series A Preferred Stock were properly included among the stockholders having sufficient votes to authorize the action.

When we discovered that the previous amendment to our Articles of Incorporation was invalid, we submitted for filing a Certificate of Correction on April 13, 2012 to the Nevada Secretary of State, pursuant to N.R.S. §78.0295, in order to cancel the Original Amendment, as described in our Annual Report on SEC Form 10-K, filed April 16, 2012. (Due to an internal delay in office of the Nevada Secretary of State, beyond our control, the actual filing date of the Certificate of Correction is recorded as April 24, 2012.) Thereafter and until now, the Company continued to operate with 460,000,000 shares of authorized stock under its Articles of Incorporation, as amended prior to the filing of the Original Amendment, and also under the Certificate of Designation.

We have expanded our discussion under the “Background” (formerly “General”) subsection in our 14C/A to clarify the above facts, including why the Series A Preferred Stock (“Series A”) was issued. A copy of our 14C/A is attached to this letter.

In order to further respond to you regarding the circumstances surrounding the issuance of Series A, we wish to point out that our Series A bears no dividends, does not convert to any class of common stock, and is subject to redemption at the price of $0.10 per share, at the election of the Company at any time and automatically upon the obtaining of financing by the Company in an amount of $1,000,000 or greater that, in the opinion of our Board of Directors, allows for the generation of a minimum of $1,000,000 in revenue. Therefore, as compensation in lieu of cash, the Series A provides that the recipient must achieve the performance goals specified in order to receive cash compensation from the Company. Each share of Series A Preferred Stock entitles the holder to 350 votes on all matters submitted to a vote of the shareholders, in order to provide those managers with the confidence that they will have the opportunity to achieve those performance goals, which we believe would be of great benefit to our shareholders.

Shareholder approval of the creation and terms of the Series A was not required pursuant to N.R.S §78.1955 and our Articles of Incorporation. The details of the rights of Series A holders were previously disclosed in our Annual Report on Form 10-K, first filed on April 16, 2012, and as subsequently amended, and also provided in the “Preferred Stock” subsection of the “Capitalization” section of the subject PRE 14C, and the description has been retained in our 14C/A.

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Security and Exchange Commission

November 9, 2012

If you have any questions or comments concerning the foregoing, please feel free to telephone Timothy Benjamin, Chairman, at 305-206-0088 or Christopher L. Cella at (949) 600-7247.

Sincerely,

/s/ J. Rod Martin

J. Rod Martin

Chief Executive Officer